Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of BRE Properties, Inc. for the registration of debt securities, preferred stock, common stock, depository shares, and warrants and to the incorporation by reference therein of our reports dated February 15, 2013, with respect to the consolidated financial statements and schedule of BRE Properties, Inc. and the effectiveness of internal control over financial reporting of BRE Properties, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

October 31, 2013